Mail Stop 6010

November 1, 2007

CT Corporation
111 Eighth Avenue
New York, NY 10011

> **Re: China Nepstar Chain Drugstore Ltd.**
> **Registration Statement on Form F-1, A-2**
> **Filed on October 31, 2007**
> **File No. 333-146767**

Dear Sir or Madam:

We have reviewed your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form F-1/A filed October 31, 2007

Capitalization, page 40

1.   Please revise your pro forma, as adjusted column to include the effect of the share-based compensation charge upon the consummation of your IPO as indicated on page F-44. Please include a footnote describing this charge.

Dilution, page 42

2.   Please revise your dilution table and discussion to present your historical net tangible book value and per share amount that includes only your common equity.

Separately present the effect of the conversion of your Series A redeemable convertible preferred shares in determining your pro forma net tangible book value and per share amount.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Riegel at (202) 551-3575 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Leiming Chen
Simpson Thatcher & Barlett LLP
35th Floor, ICBC Tower
Three Garden Road
Central, Hong Kong